SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 29, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated September 29, 2017:

•                  Exercises with stock options of Nokia Corporation and registration of new shares

Nokia Corporation

Stock Exchange Release

September 29, 2017 at 9:00 (CET +1)

Exercises with stock options of Nokia Corporation and registration of new shares

Espoo, Finland — Based on Nokia Corporation’s 2011 Stock Option Plan a total of 130 000 Nokia shares were subscribed for between August 28 and September 25, 2017. The subscription price was EUR 2.08 per share for 37 500 shares, EUR 1.82 per share for 35 000 shares and EUR 2.35 per share for 57 500 shares. The total amount of the subscription price, EUR 276 825.00, will be recorded in the fund for invested non-restricted equity and, consequently, the share capital of the company does not increase.

In addition, the 2 933 541 new shares issued to the company as announced on September 28, 2017 have been entered into the Finnish Trade Register. The shares were issued without consideration.

The new shares carry all the shareholder rights as of the registration date September 29, 2017. The shares are expected to commence trading on Nasdaq Helsinki as of October 2, 2017, and on Euronext Paris as of October 3, 2017, together with other Nokia shares (NOKIA). Euronext Paris will publish a notice announcing the admission to trading on Euronext Paris of the new shares.

The number of Nokia shares after registration of the shares in the Trade Register is 5 839 381 803 shares and the number of shares held by Nokia Corporation following the share issuance to the company is 222 212 794.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal